Name of Registrant: Sinclair Broadcast Group, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 21, 2019

Dear Sinclair Broadcast Group, Inc. Shareowner:

Support Shareowner Proposal #4 Requesting Majority Vote

We urge shareowners to support proposal #4 at the company’s June 6, 2019 Annual General Meeting. As of record date March 15, 2019, CalPERS owned approximately 247,000 shares of Sinclair Broadcast Group, Inc. common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal requesting the Board of Directors amend the company’s governing documents to allow for a majority voting standard in director elections, while retaining a plurality vote standard for contested director elections.

Majority Vote for Director Elections is Becoming Widely Accepted

Plurality voting is rapidly being replaced with majority voting in uncontested director elections as a growing number of large companies have adopted it as a corporate governance best practice. Approximately 92% of the companies in the S&P 500 and 47% of the companies in the Russell 3000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

A Plurality Vote Standard Disenfranchises Shareowners

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For” vote, leaving votes “Withheld” with no legal effect whatsoever. While under the CalPERS majority vote request, director nominees would need to be elected by the affirmative vote of a majority of shares represented and voting at a duly held meeting. Majority voting would give shareholders a meaningful voice in determining who will represent them on the board.

Governance Concerns at Sinclair Broadcast Group

In addition to our request for majority vote for directors, we would like to highlight the following governance concerns at the company:

•
Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity.  CalPERS’ multiple requests to engage the company starting in July 2017 and throughout 2018 have been unanswered

•	Dual Class Share Structure

Based on the governance deficiencies and issues noted above, CalPERS will also be withholding vote from director nominees David Smith, Frederick Smith, J. Duncan Smith, Robert Smith, Daniel Keith, Martin Leader, and Lawrence McCanna at the June 6, 2019 Annual General Meeting.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Proposal #3 requesting a Board Diversity Policy

CalPERS will be voting for proposal #3 filed by The City of Philadelphia Public Employees Retirement System. We believe the company and its shareowners would benefit from the adoption of a board diversity policy in an effort to improve board quality.  Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management’s execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, Associate Investment Manager at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

CalPERS Public Employees’ Retirement System Shareowner Alert